Exhibit (k)(3)

FORM OF TRANSFER AGENT SERVICING AGREEMENT

THIS AGREEMENT is made and entered into as of the last day written on the signature page by and between Ellington Income Opportunities Fund, a Delaware statutory trust (the “Fund”) and U.S. BANCORP FUND SERVICES, LLC d/b/a U.S. BANCORP GLOBAL FUND SERVICES, a Wisconsin limited liability company (“USBGFS”).

WHEREAS, the Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end non-diversified management investment company; and

WHEREAS, USBGFS is, among other things, in the business of administering transfer and dividend disbursing agent functions for the benefit of its customers; and

WHEREAS, the Fund desires to retain USBGFS to provide transfer and dividend disbursing agent services.

NOW, THEREFORE, in consideration of the promises and mutual covenants herein contained, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1.	Appointment of USBGFS as Transfer Agent

The Fund hereby appoints USBGFS as transfer agent of the Fund on the terms and conditions set forth in this Agreement, and USBGFS hereby accepts such appointment and agrees to perform the services and duties set forth in this Agreement. The services and duties of USBGFS shall be confined to those matters expressly set forth herein, and no implied duties are assumed by or may be asserted against USBGFS hereunder.

2.	Services and Duties of USBGFS

USBGFS shall provide the following transfer agent and dividend disbursing agent services to the Fund:

A.

Receive and process all orders for the purchase, exchange, transfer and/or redemption of shares in accordance with applicable regulations, and as specified in the Funds’ prospectus and Statement of additional information (or similar disclosure documents) filed with the Securities and Exchange Commission (“SEC”) in the Fund’s registration statement on Form N-2 (the “Prospectus”).

B.

Process purchase and repurchase orders in connection with the Fund’s periodic repurchase program pursuant to Rule 23c-3 under the 1940 Act (each such order or request, a “repurchase”) with prompt delivery, where appropriate, of payment and supporting documentation to the shareholder based on the shareholder’s or the Fund’s custodian instructions, and record the appropriate number of shares being held in the appropriate shareholder account.

C.	Process repurchase requests received in good order and, where relevant, deliver appropriate documentation to the Fund’s custodian.

D.	Pay proceeds upon receipt from the Fund’s custodian, where relevant, in accordance with the instructions of shareholders submitting repurchases.

E.	Process transfers of shares in accordance with the shareholder’s instructions, after receipt of appropriate documentation from the shareholder as specified in the Prospectus.

F.

Prepare and transmit payments for dividends and distributions declared by the Fund with respect to a Fund, after deducting any amount required to be withheld by any applicable laws, rules and regulations and in accordance with shareholder instructions.

G.	Serve as the Fund’s agent in connection with systematic plans including, but not limited to, systematic investment plans, systematic withdrawal plans, and systematic exchange plans.

H.	Make changes to shareholder records, including, but not limited to, address changes in plans (e.g., systematic withdrawal, automatic investment, dividend reinvestment).

I.	Handle load and multi-class processing, including rights of accumulation and purchases by letters of intent in accordance with the Prospectus.

J.

Record the issuance of shares of the Fund and maintain, pursuant to Rule 17Ad-10(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), a record of the total number of shares of each Fund which are authorized, issued and outstanding.

K.	Prepare ad-hoc reports as necessary at prevailing rates.

L.	Mail shareholder reports and Prospectuses to current shareholders.

M.	Prepare and file U.S. Treasury Department Forms 1099 and other appropriate information returns required with respect to dividends and distributions for all shareholders.

N.

Provide shareholder account information upon shareholders or Fund requests and prepare and mail confirmations and statements of account to shareholders for all purchases, redemptions and other confirmable transactions as agreed upon with the Fund.

O.

Mail and/or shareholders’ certifications under penalties of perjury and pay on a timely basis to the appropriate federal authorities any taxes to be withheld on dividends and distributions paid by the Fund, all as required by applicable federal tax laws and regulations.

P.	Answer correspondence from shareholders, securities brokers and others relating to USBGFS’s duties hereunder within required time periods established by applicable regulation.

Q.

Reimburse the Fund each month for all material losses resulting from “as of” processing errors for which USBGFS is responsible in accordance with the “as of” processing guidelines set forth on Exhibit A hereto.

R.	Calculate average assets held in shareholder accounts for purposes of paying Rule 12b-1 and/or shareholder servicing fees as directed by a Fund.

S.	Provide service and support to financial intermediaries including but not limited to trade placements, settlements and corrections.

3.	Lost Shareholder Due Diligence Searches and Servicing

The Fund hereby acknowledges that USBGFS has an arrangement with an outside vendor to conduct lost shareholder searches required by Rule 17Ad-17 under the Securities Exchange Act of 1934, as amended. Costs associated with such searches will be passed through to the Fund as a miscellaneous expense in accordance with the fee schedule set forth in Exhibit C hereto. If a shareholder remains lost and the shareholder’s account unresolved after completion of the mandatory Rule 17Ad-17 search, the Fund hereby authorizes vendor to enter, at its discretion, into fee sharing arrangements with the lost shareholder (or such lost shareholder’s representative or executor) to conduct a more in-depth search in order to locate the lost shareholder before the shareholder’s assets escheat to the applicable state. The Fund hereby acknowledges that USBGFS is not a party to these arrangements and does not receive any revenue sharing or other fees relating to these arrangements. Furthermore, the Fund hereby acknowledges that vendor may receive up to 35% of the lost shareholder’s assets as compensation for its efforts in locating the lost shareholder.

4.	Anti-Money Laundering and Red Flag Identity Theft Prevention Programs

The Fund acknowledges that it has had an opportunity to review, consider and comment upon the written procedures provided by USBGFS describing various tools used by USBGFS which are designed to promote the detection and reporting of potential money laundering activity by monitoring certain aspects of shareholder activity as well as written procedures for verifying a customer’s identity (collectively, the “Procedures”). Further, the Fund has determined that the Procedures, as part of the Fund’s overall anti-money laundering program and the Red Flag Identity Theft Prevention program, are reasonably designed to prevent the Fund from being used for money laundering or the financing of terrorist activities and to achieve compliance with the applicable provisions of the Fair and Accurate Credit Transactions Act of 2003 and the USA Patriot Act of 2001 and the implementing regulations thereunder.

Based on this determination, the Fund hereby instructs and directs USBGFS to implement the Procedures on the Fund’s behalf, as such may be amended or revised from time to time. It is contemplated that these Procedures will be amended from time to time by the parties as additional regulations are adopted and/or regulatory guidance is provided relating to the Fund’s anti-money laundering and identity theft responsibilities.

USBGFS agrees to provide to the Fund:

(a)

Prompt written notification of any transaction or combination of transactions that USBGFS believes, based on the Procedures, evidence money laundering or identity theft activities in connection with the Fund or any shareholder of the Fund;

(b)

Prompt written notification of any customer(s) that USBGFS reasonably believes, based upon the Procedures, to be engaged in money laundering or identity theft activities, provided that the Fund agrees not to communicate this information to the customer;

(c)

Any reports received by USBGFS from any government agency or applicable industry self-regulatory organization pertaining to USBGFS’s anti-money laundering monitoring or the Red Flag Identity Theft Prevention Program on behalf of the Fund;

(d)	Prompt written notification of any action taken in response to anti-money laundering violations or identity theft activity as described in (a), (b) or (c); and

(e)	Certified annual and quarterly reports of its monitoring and customer identification activities on behalf of the Fund.

The Fund hereby directs, and USBGFS acknowledges, that USBGFS shall (i) permit federal regulators access to such information and records maintained by USBGFS and relating to USBGFS’ implementation of the Procedures, on behalf of the Fund, as they may request, and (ii) permit such federal regulators to inspect USBGFS’ implementation of the Procedures on behalf of the Fund.

5.	Compensation

USBGFS shall be compensated for providing the services set forth in this Agreement in accordance with the fee schedule set forth on Exhibit B hereto (as amended from time to time). USBGFS shall also be reimbursed for such miscellaneous expenses set forth in Exhibit B as are reasonably incurred by USBGFS in performing its duties hereunder. The Fund shall pay all such fees and reimbursable expenses within 30 calendar days following receipt of the billing notice, except for any fee or expense subject to a good faith dispute. The Fund shall notify USBGFS in writing within 30 calendar days following receipt of each invoice if the Fund is disputing any amounts in good faith. The Fund shall pay such disputed amounts within 10 calendar days of the day on which the parties agree to the amount to be paid. Notwithstanding anything to the contrary, amounts owed by the Fund to USBGFS shall only be paid out of assets and property of the particular Fund involved.

6.	Representations and Warranties

A.	The Fund hereby represents and warrants to USBGFS, which representations and warranties shall be deemed to be continuing throughout the term of this Agreement, that:

(1)

It is duly organized and existing under the laws of the jurisdiction of its organization, with full power to carry on its business as now conducted, to enter into this Agreement and to perform its obligations hereunder;

(2)

This Agreement has been duly authorized, executed and delivered by the Fund in accordance with all requisite action and constitutes a valid and legally binding obligation of the Fund, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties;

(3)

It is conducting its business in compliance in all material respects with all applicable laws and regulations, both state and federal, and has obtained all regulatory approvals necessary to carry on its business as now conducted; there is no statute, rule, regulation, order or judgment binding on it and no provision of its charter, bylaws or any contract binding it or affecting its property which would prohibit its execution or performance of this Agreement; and

(4)

A registration statement under the 1940 Act will be made effective prior to the effective date of this Agreement and will remain effective during the term of this Agreement, and appropriate state securities law filings will be made prior to the effective date of this Agreement and will continue to be made during the term of this Agreement as necessary to enable the Fund to make a continuous private offering of its shares. In the event that the Fund determines to make a continuous public offering of shares, a registration statement under the 1940 Act and the Securities Act of 1933, as amended, will be made and will remain effective during the term of this Agreement, and appropriate state securities law filings will be made and will continue to be made during the term of this Agreement as necessary to enable the Fund to make a continuous public offering of its shares.

B.	USBGFS hereby represents and warrants to the Fund, which representations and warranties shall be deemed to be continuing throughout the term of this Agreement, that:

(1)

It is duly organized and existing under the laws of the jurisdiction of its organization, with full power to carry on its business as now conducted, to enter into this Agreement and to perform its obligations hereunder;

(2)

This Agreement has been duly authorized, executed and delivered by USBGFS in accordance with all requisite action and constitutes a valid and legally binding obligation of USBGFS, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting the rights and remedies of creditors and secured parties;

(3)

It is conducting its business in compliance in all material respects with all applicable laws and regulations, both state and federal, and has obtained all regulatory approvals necessary to carry on its business as now conducted; there is no statute, rule, regulation, order or judgment binding on it and no provision of its charter, bylaws or any contract binding it or affecting its property which would prohibit its execution or performance of this Agreement; and

(4)	It is a registered transfer agent under the Exchange Act.

7.	Standard of Care; Indemnification; Limitation of Liability

A.

USBGFS shall exercise reasonable care in the performance of its duties under this Agreement. USBGFS shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with its duties under this Agreement, except a loss arising out of or relating to USBGFS’s refusal or failure to comply with the terms of this Agreement or from its bad faith, negligence, or willful misconduct in the performance of its duties under this Agreement. Notwithstanding any other provision of this Agreement, if USBGFS has exercised reasonable care in the performance of its duties under this Agreement, the Fund shall indemnify and hold harmless USBGFS from and against any and all claims, demands, losses, expenses, and liabilities of any and every nature (including reasonable attorneys’ fees) that USBGFS may sustain or incur or that may be asserted against USBGFS by any person arising out of any action taken or omitted to be taken by it in performing the services hereunder (i) in accordance with the foregoing standards, or (ii) in reliance upon any written or oral instruction provided to USBGFS by any duly authorized officer of the Fund, except for any and all claims, demands, losses, expenses, and liabilities arising out of or relating to USBGFS’s refusal or failure to comply with the terms of this Agreement or from its bad faith, negligence or willful misconduct in the performance of its duties under this Agreement. This indemnity shall be a continuing obligation of the Fund, its successors and assigns, notwithstanding the termination of this Agreement. As used in this paragraph, the term “USBGFS” shall include USBGFS’s directors, officers and employees.

USBGFS shall indemnify and hold the Fund harmless from and against any and all claims, demands, losses, expenses, and liabilities of any and every nature (including reasonable attorneys’ fees) that the Fund may sustain or incur or that may be asserted against the Fund by any person arising out of any action taken or omitted to be taken by USBGFS as a result of USBGFS’s refusal or failure to comply with the terms of this Agreement, or from USBGFS’s bad faith, negligence, or willful misconduct in the performance of its duties under this Agreement. This indemnity shall be a continuing obligation of USBGFS, its successors and assigns, notwithstanding the termination of this Agreement. As used in this paragraph, the term “Fund” shall include the Fund’s directors, officers and employees.

In no case shall either party be liable to the other for (i) any special, indirect or consequential damages, loss of profits or goodwill (even if advised of the possibility of such); or (ii) any delay by reason of circumstances beyond its control, including acts of civil or military authority, national emergencies, labor difficulties, fire, mechanical breakdown, flood or catastrophe, acts of God, insurrection, war, riots, or failure beyond its control of transportation or power supply.

In the event of a mechanical breakdown or failure of communication or power supplies beyond its reasonable control, USBGFS shall take all reasonable steps to minimize service interruptions for any period that such interruption continues. USBGFS will make every reasonable effort to restore any lost or damaged data and correct any errors resulting from such a breakdown at the expense of USBGFS. USBGFS agrees that it shall, at all times, have reasonable business continuity and disaster contingency plans with appropriate parties, making reasonable provision for emergency use of electrical data processing equipment to the extent appropriate equipment is available. Representatives of the Fund shall be entitled to inspect USBGFS’s premises and operating capabilities at any time during regular business hours of USBGFS, upon reasonable notice to USBGFS. Moreover, USBGFS shall provide the Fund, at such times as the Fund may reasonably require, copies of reports rendered by independent accountants on the internal controls and procedures of USBGFS relating to the services provided by USBGFS under this Agreement.

Notwithstanding the above, USBGFS reserves the right to reprocess and correct administrative errors at its own expense.

B.

In order that the indemnification provisions contained in this section shall apply, it is understood that if in any case the indemnitor may be asked to indemnify or hold the indemnitee harmless, the indemnitor shall be fully and promptly advised of all pertinent facts concerning the situation in question, and it is further understood that the indemnitee will use all reasonable care to notify the indemnitor promptly concerning any situation that presents or appears likely to present the probability of a claim for indemnification. The indemnitor shall have the option to defend the indemnitee against any claim that may be the subject of this indemnification. In the event that the indemnitor so elects, it will so notify the indemnitee and thereupon the indemnitor shall take over complete defense of the claim, and the indemnitee shall in such situation initiate no further legal or other expenses for which it shall seek indemnification under this section. The indemnitee shall in no case confess any claim or make any compromise in any case in which the indemnitor will be asked to indemnify the indemnitee except with the indemnitor’s prior written consent.

C.	The indemnity and defense provisions set forth in this Section 7 shall indefinitely survive the termination and/or assignment of this Agreement.

D.	If USBGFS is acting in another capacity for the Fund pursuant to a separate agreement, nothing herein shall be deemed to relieve USBGFS of any of its obligations in such other capacity.

8.	Data Necessary to Perform Services

The Fund or its agent shall furnish to USBGFS the data necessary to perform the services described herein at such times and in such form as mutually agreed upon.

9.	Proprietary and Confidential Information

USBGFS agrees on behalf of itself and its directors, officers, and employees to treat confidentially and as proprietary information of the Fund, all records and other information relative to the Fund and prior, present, or potential shareholders of the Fund (and clients of said shareholders), and not to use such records and information for any purpose other than the performance of its responsibilities and duties hereunder, except (i) after prior notification to and approval in writing by the Fund, which approval shall not be unreasonably withheld and may not be withheld where USBGFS may be exposed to civil or criminal contempt proceedings for failure to comply, (ii) when requested to divulge such information by duly constituted authorities, or (iii) when so requested by the Fund. Records and other information which have become known to the public through no wrongful act of USBGFS or any of its employees, agents or representatives, and information that was already in the possession of USBGFS prior to receipt thereof from the Fund or its agent, shall not be subject to this paragraph.

Further, USBGFS will adhere to the privacy policies adopted by the Fund pursuant to Title V of the Gramm-Leach-Bliley Act, as may be modified from time to time. In this regard, USBGFS shall have in place and maintain physical, electronic and procedural safeguards reasonably designed to protect the security, confidentiality and integrity of, and to prevent unauthorized access to or use of, records and information relating to the Fund and its shareholders.

10.	Records

USBGFS shall keep records relating to the services to be performed hereunder in the form and manner, and for such period, as it may deem advisable and is agreeable to the Fund, but not inconsistent with the rules and regulations of appropriate government authorities, in particular, Section 31 of the 1940 Act and the rules thereunder. USBGFS agrees that all such records prepared or maintained by USBGFS relating to the services to be performed by USBGFS hereunder are the property of the Fund and will be preserved, maintained, and made available in accordance with such applicable sections and rules of the 1940 Act and will be promptly surrendered to the Fund or its designee on and in accordance with its request.

11.	Compliance with Laws

The Fund has and retains primary responsibility for all compliance matters relating to the Fund, including but not limited to compliance with the 1940 Act, the Internal Revenue Code of 1986, the Sarbanes-Oxley Act of 2002, the USA Patriot Act of 2001 and the policies and limitations of the Fund relating to its portfolio investments as set forth in its Prospectus and statement of additional information. USBGFS’s services hereunder shall not relieve the Fund of its responsibilities for assuring such compliance or the Board of Trustee’s oversight responsibility with respect thereto.

12.	Duties in the Event of Termination

In the event that, in connection with termination, a successor to any of USBGFS’s duties or responsibilities hereunder is designated by the Fund by written notice to USBGFS, USBGFS will promptly, upon such termination and at the expense of the Fund, transfer to such successor all relevant books, records, correspondence, and other data established or maintained by USBGFS under this Agreement in a form reasonably acceptable to the Fund (if such form differs from the form in which USBGFS has maintained the same, the Fund shall pay any expenses associated with transferring the data to such form), and will cooperate in the transfer of such duties and responsibilities, including provision for assistance from USBGFS’s personnel in the establishment of books, records, and other data by such successor. The Fund shall also pay any fees associated with record retention and/or tax reporting obligations that may not be eliminated due to a conversion to a successor provider. If no such successor is designated, then such books, records and other data shall be returned to the Fund.

13.	Term of Agreement; Amendment

This Agreement shall become effective as of the date first written above and will continue in effect for a period of two (2) years. This Agreement may be terminated by either party upon giving 90 days prior written notice to the other party or such shorter period as is mutually agreed upon by the parties. Subsequent to the end of the two (2) year period, this Agreement continues until one party gives 90 days prior written notice to the other party or such shorter notice period as is mutually agreed upon by the parties. Notwithstanding the foregoing, this Agreement may be terminated by any party upon the breach of the other party of any material term of this Agreement if such breach is not cured within 15 days of notice of such breach to the breaching party. This Agreement may not be amended or modified in any manner except by written agreement executed by USBGFS and the Fund, and authorized or approved by the Board of Directors.

14.	Early Termination

In the absence of any material breach of this Agreement, should the Fund elect to terminate this Agreement prior to the end of the two (2) year term, the Fund agrees to pay the following fees:

a.	all monthly fees through the life of the Agreement, including the repayment of any negotiated discounts;

b.	all fees associated with converting services to successor service provider;

c.	all fees associated with any record retention and/or tax reporting obligations that may not be eliminated due to the conversion to a successor service provider;

d.	all miscellaneous costs associated with a-c above.

15.	Assignment

This Agreement shall extend to and be binding upon the parties hereto and their respective successors and assigns; provided, however, that this Agreement shall not be assignable by the Fund without the written consent of USBGFS, or by USBGFS without the written consent of the Fund accompanied by the authorization or approval of the Fund’s Board of Directors.

16.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of Wisconsin, without regard to conflicts of law principles. To the extent that the applicable laws of the State of Wisconsin, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control, and nothing herein shall be construed in a manner inconsistent with the 1940 Act or any rule or order of the Securities and Exchange Commission thereunder.

17.	No Agency Relationship

Nothing herein contained shall be deemed to authorize or empower either party to act as agent for the other party to this Agreement, or to conduct business in the name, or for the account, of the other party to this Agreement.

18.	Services Not Exclusive

Nothing in this Agreement shall limit or restrict USBGFS from providing services to other parties that are similar or identical to some or all of the services provided hereunder.

19.	Invalidity

Any provision of this Agreement which may be determined by competent authority to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. In such case, the parties shall in good faith modify or substitute such provision consistent with the original intent of the parties.

20.	Notices

Any notice required or permitted to be given by either party to the other shall be in writing and shall be deemed to have been given on the date delivered personally or by courier service, or three days after sent by registered or certified mail, postage prepaid, return receipt requested, or on the date sent and confirmed received by facsimile transmission to the other party’s address set forth below:

Notice to USBGFS shall be sent to:

U.S. Bancorp Global Fund Services, LLC

615 East Michigan Street

Milwaukee, WI 53202

Attn: President

and

Notice to the Fund shall be sent to:

Ellington Income Opportunities Fund

c/o Princeton Fund Advisors, LLC

8000 Norman Center Drive, Suite 630

Minneapolis, MN 55437

20.	Multiple Originals

This Agreement may be executed on two or more counterparts, each of which when so executed shall be deemed to be an original, but such counterparts shall together constitute but one and the same instrument.

(SIGNATURES ON THE FOLLOWING PAGE)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by a duly authorized officer on one or more counterparts as of the date last written below.

ELLINGTON INCOME OPPORTUNITIES FUND

By:
Name:
Title:

Date:

U.S. BANCORP FUND SERVICES, LLC

By:
Name:
Title:

Date:

Exhibit A to the

Fund Transfer Agent Servicing Agreement

As of Processing Policy

USBGFS will reimburse each Fund for any Net Material Loss that may exist on the Fund’s books and for which USBGFS is responsible, at the end of each calendar month. “Net Material Loss” shall be defined as any remaining loss, after netting losses against any gains, which impacts a Fund’s net asset value per share by at least  1⁄2 cent. Gains and losses will be reflected on the Fund’s daily share sheet, and the Fund will be reimbursed for any net material loss on a monthly basis. USBGFS will reset the as of ledger each calendar month so that any losses which do not exceed the materiality threshold of  1⁄2 cent will not be carried forward to the next succeeding month. USBGFS will notify the adviser to the Fund on the daily share sheet of any losses for which the adviser may be held accountable.

Exhibit B to the

Fund Transfer Agent Servicing Agreement

Investor Services/Stock Transfer Agency Fee Schedule

Private and Interval Funds*

• Base Fee Per CUSIP	$40,000 per year
• Open Accounts	$13.00 per open account
• Closed Accounts	$ 3.00 per closed account

CUSIP Setup

•	Initial Fund CUSIP Setup Fee – $3,000

Miscellaneous Expenses

All other miscellaneous fees and expenses, including but not limited to the following, will be separately billed as incurred:

brokerage fees, telephone toll-free lines, inbound calls, mailing, sorting and postage, stationery, envelopes, service/data conversion, AML verification services, special reports, record retention, lost shareholder search, disaster recovery charges, Fed wire charges, shareholder/dealer print out (daily confirms, investor statements, tax, checks, and commissions), voice response (VRU) maintenance and development, data communication and implementation charges, return mail processing, travel, FATCA and other compliance mailings.

Additional Services

Additional services not included above shall be mutually agreed upon at the time of the service being added. Available but not included above are the following services- client Web data access, client dedicated line data access, programming charges, physical certificate processing, CUSIP setup and additional services mutually agreed upon.

In addition to the fees described above, additional fees may be charged to the extent that changes to applicable laws, rules or regulations require additional work or expenses related to services provided (e.g., compliance with new liquidity risk management and reporting requirements).

*	Subject to annual CPI increase – All Urban Consumers – U.S. City Average.

Fees are calculated pro rata and billed monthly.

The monthly fee for an open account shall be charged in the month during which an account is opened through the month in which such account is closed. The monthly fee for a closed account shall be charged in the month following the month during which such account is closed.